Exhibit 99.1

Absolute Software Reports Fourth Quarter and Full-Year Fiscal 2021 Financial Results

Transformational Year Marked by Record ARR and Revenue Growth, NetMotion Acquisition, and Strong Business Momentum

VANCOUVER, British Columbia and SAN JOSE, Calif. – August 10, 2021 – Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST), a leader in next generation Endpoint Resilience™ solutions, today announced its financial results for its fourth quarter and full-year fiscal 2021 ended June 30, 2021. All dollar figures are stated in U.S. dollars, unless otherwise indicated.

“This was a year unlike any other in Absolute’s history, marked by record financial results and major business milestones, including our Nasdaq cross-listing and acquisition of NetMotion,” said Christy Wyatt, Absolute Software’s President and CEO. “With multi-device, hybrid environments becoming the rule rather than the exception, we’ve seen heightened demand for modern, zero trust security approaches that put the endpoint at the center. We believe our unique ability to enable visibility and self-healing from the endpoint to the edge will allow us to deliver a truly differentiated solution in a high-growth market and empower our customers to strengthen overall security and resiliency. It is an exciting time for our expanded company, and we are well-positioned to solidify our place as a critical component of today’s work-from-anywhere environments.”

Fourth Quarter (“Q4”) and Full-Year Fiscal 2021 (“F2021”) Financial Highlights

•

Revenue in Q4 F2021 was $31.8 million, representing an increase of 17% compared to Q4 of fiscal year 2020 (“F2020”). Revenue in F2021 was $120.8 million, representing an increase of 15% compared to F2020.

•	Net loss in Q4 F2021 was $3.0 million, compared to net income of $2.2 million in Q4 F2020. Net income in F2021 was $3.7 million, compared to $10.6 million in F2020.

•

Total ARR(1) at June 30, 2021 was $123.4 million, representing an increase of 14% over the prior year. The Enterprise & Government portions of Total ARR increased by 11% year over year compared to June 30, 2020 and represented 66% of Total ARR at June 30, 2021. The Education sector portion of Total ARR increased by 21% year over year compared to June 30, 2020 and represented 34% of Total ARR at June 30, 2021.

•	New Logo ARR(1)(2) was $2.7 million in Q4 F2021, compared to $3.5 million in Q4 F2020.

•	Net Dollar Retention(1)(3) was 106% in Q4 F2021, compared to 104% in Q4 F2020.

•

Adjusted EBITDA(4) in Q4 F2021 was $8.0 million or 25% of revenue, compared to $8.0 million or 29% of revenue in Q4 F2020. Adjusted EBITDA in F2021 was $31.9 million or 26% of revenue, compared to $27.4 million or 26% of revenue in F2020.

•	Cash from operating activities was $11.4 million in Q4 F2021 and $46.8 million in F2021, compared to $11.6 million in Q4 F2020 and $25.0 million in F2020.

•	A quarterly dividend of CAD$0.08 per outstanding common share was paid during Q4 F2021.

Notes:

1.	Total ARR, New Logo ARR, and Net Dollar Retention are key metrics. Refer to the “Use of non-IFRS measures and key metrics” section of the Q4 F2021 MD&A for further discussion of these measures.
2.

Beginning in Q2 F2021, we changed the nomenclature of Total ARR from sales to new customers during a period from “ARR from New Customers” to “New Logo ARR”. There has been no change in the methods by which these measures are calculated.

3.

Beginning in Q2 F2021, we have changed the nomenclature of the percentage increase or decrease in Total ARR from existing customers for a given period from “Net ARR Retention” to “Net Dollar Retention” and changed the measurement period from quarterly to annual, as we believe the annual metric is more aligned with business performance measures and industry norms.

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4.

Adjusted EBITDA is a non-IFRS measure. Refer to the “Use of non-IFRS measures and key metrics” section of the Q4 F2021 MD&A for further discussion of this measure and the “Reconciliation of Non-IFRS Measures” section of the Q4 F2021 MD&A for further discussion and reconciliation to the nearest IFRS measure.

Selected Quarterly and Annual Information

USD millions, except percentages, number of shares, and per share amounts

	Q4 2021	Q4 2020	Change	F2021	F2020	Change
Revenue
Cloud services	$29.9	$24.8	21%	$112.5	$96.3	17%
Managed professional services	1.0	1.1	(9%)	4.6	4.2	10%

Recurring revenue(1)	$30.9	$25.9	19%	$117.1	$100.5	17%
Other(1)	0.9	1.3	(31%)	3.7	4.2	(12%)

Total revenue	$31.8	$27.2	17%	$120.8	$104.7	15%
Total annual recurring revenue (“ARR”)(2)	$123.4	$108.3	14%
Net income (loss)	$(3.0)	$2.2	(236%)	$3.7	$10.6	(65%)
Per share – basic	(0.06)	0.05		0.08	0.25
Per share – diluted	(0.06)	0.05		0.07	0.24
As a percentage of revenue	(9%)	8%		3%	10%
Adjusted EBITDA(3)	$8.0	$8.0	—%	$31.9	$27.4	16%
As a percentage of revenue	25%	29%		26%	26%
Cash from operating activities	$11.4	$11.6	(2%)	$46.8	$25.0	87%
Dividends paid	$3.3	$2.5	32%	$12.0	$10.0	20%
Per share (CAD)	0.08	0.08		0.32	0.32

At June 30,				2021	2020	Change
Cash, cash equivalents, and short-term investments				$140.5	$47.1	198%
Total assets				232.6	130.2	79%
Deferred revenue(4)				160.2	142.6	12%
Lease liabilities – long term				9.0	8.4	7%
Common shares outstanding (millions)				49.6	42.5	17%

Notes:

1.

Recurring revenue represents revenue derived from Cloud Services and recurring managed professional services. Other revenue represents revenue derived from non-recurring professional services and ancillary product lines, including consumer products.

2.	Total ARR is a key metric. Refer to the “Use of non-IFRS measures and key metrics” section of the Q4 F2021 MD&A for further discussion of this measure.
3.

Adjusted EBITDA is a non-IFRS measure. Refer to the “Use of non-IFRS measures and key metrics” section of the Q4 F2021 MD&A for further discussion of this measure and the “Reconciliation of Non-IFRS Measures” section of the Q4 F2021 MD&A for further discussion and reconciliation to the nearest IFRS measure.

4.	Deferred revenue includes current and non-current amounts.

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Q4 F2021 Business Highlights

Business and organizational developments:

•

In May, we announced that Absolute had signed a definitive agreement to acquire 100% of NetMotion Software, Inc. (“NetMotion”), a leading provider of connectivity and security solutions, for $340 million in cash. The acquisition closed on July 1, 2021 and was partly funded by a new $275 million term loan from Benefit Street Partners LLC.

•	In June, we announced the appointment of Matthew Schoenfeld as Chief Revenue Officer.

Product and service highlights:

•

In April, we delivered key platform enhancements focused on performance and usability, enabling IT and security administrators to verify device inventory details and vital security information, such as the status of anti-malware or encryption and sensitive data residing on the endpoint, through a single view.

•

In April, we extended the power of Absolute’s Application Persistence™ capabilities to more mission-critical applications, including Symantec™ Endpoint Security and Nessus® by Tenable®, to help ensure they remain resilient and undeletable. We also added support for the latest version of Ivanti Security Controls (previously Ivanti® Patch for Windows), to help ensure covered devices have the latest OS patches and application updates.

•	In April, G2, the world’s leading business solutions review website, recognized Absolute as a Leader in the Spring 2021 Grid® Report for Endpoint Management for the 7th quarter in a row.

•

In May, we announced key findings from our third annual Endpoint Risk Report, including key trends affecting enterprise data and device security, and underscoring the dangers of compromised security controls in expanding attack surface targeting enterprises.

•	In June, we introduced Absolute Firmware Lock, enabling system manufacturers to harden firmware controls and minimize the risk of compromise or attack for our joint customers.

Partner and other highlights:

•

In Q4 F2021, we continued our partner growth trajectory, increasing the number of our Elite partners by 13% and Premier partners by 8%. We also increased our focus on enhanced partner training to help drive greater channel engagement.

•

In Q4 F2021, we globalized our Partner Program to include additional MSPs and resellers in Europe and Latin America, helping to increase our presence and build relationships with new and prospective customers through trusted providers in those regions.

F2021 Business Highlights

Business and organizational developments:

•	In F2021, Absolute undertook two milestone corporate transactions:

•

In October 2020, Absolute completed a Canadian and US public offering of its common shares (“Common Shares”) for gross proceeds of approximately $69 million combined with a cross-listing of the Common Shares on to the Nasdaq Global Select Market (“Nasdaq”). The Common Shares are now dual-listed on the Toronto Stock Exchange (the “TSX”) and Nasdaq under the trading symbol ‘ABST’.

•

In May 2021, Absolute announced that it had signed a definitive agreement to acquire NetMotion for $340 million in cash. The acquisition closed on July 1, 2021 and was partly funded by a new $275 million term loan from Benefit Street Partners LLC.

•	In F2021, Absolute continued strengthening its leadership team, reflected by the appointments of Steven Gatoff as Chief Financial Officer and Matthew Schoenfeld as Chief Revenue Officer.

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Product and service highlights:

•	In F2021, Absolute continued developing and delivering innovative solutions for IT and security teams in the emerging ‘work from anywhere’ era, including:

•

New platform capabilities for IT and security teams to automatically generate and distribute scheduled device reports, including the ability to instantly monitor any number of missing devices and the ability to track and execute custom workflows and remedial actions (‘Action History’).

•

An expanding library of autonomously self-healing applications powered by Absolute’s Application Persistence service, helping our customers keep common security controls and other applications healthy, active, and undeletable.

•	A new Absolute Control® mobile application, designed to help our customers secure endpoint devices and protect sensitive data while on the go.

•

‘Software Inventory’ and ‘Web Usage’ analytics, which provide IT and security teams with helpful insights into software and web usage across their distributed endpoint device fleets. This feature provides historical insights and customizable reports to help understand software and website usage patterns and web application adoption, and identify unsanctioned web applications or out-of-policy web behaviour.

•

Prioritization by the United States Federal Risk and Authorization Management Program (“FedRAMP”) for Absolute’s platform to pursue a Provisional Authority to Operate (P-ATO) from the Joint Authorization Board (JAB), an important step towards growing our sales into US federal government agencies.

Partner and other highlights:

•	In F2021, Absolute continued to be included as a key component in the global security portfolios of Dell, Lenovo, and HP.

•

In F2021, Absolute launched a new Partner Program designed to increase revenue opportunities and tools for our global ecosystem of channel partners and resellers. In March 2021, Absolute was recognized in CRN’s 2021 Partner Program Guide for our delivery of helpful tools, programs, and resources to our managed service providers and reseller partners.

•	Absolute released two annual reports discussing key insights about the state of endpoint controls in F2021:

•

The second annual education-focused report entitled “Distance Learning’s Impact on Education IT”, examining the effects of the rapid digital transformation and the sudden shift to remote learning on K-12 device health, security, and usage in the wake of the COVID-19 pandemic.

•	The third annual “Endpoint Risk Report”, highlighting key trends affecting enterprise data and device security, and underscoring the dangers of compromised security controls.

•	Absolute’s President and CEO Christy Wyatt was named ‘New CEO of the Year’ in the December 2020 issue of The Globe and Mail’s Report on Business.

•

Absolute was recognized as a winner or finalist in 17 award programs, including a Cybersecurity Excellence Award for Cybersecurity Company of the Year; a Cyber CatalystSM designation by leading cyber insurers for the Absolute Resilience™ platform; and inclusion in The Globe and Mail’s Second-Annual ‘Women Lead Here’ Benchmark of Executive Gender Diversity.

Fiscal 2022 (“F2022”) Financial Outlook

The Company’s financial outlook for its 2022 fiscal year (July 1, 2021 – June 30, 2022) is as follows(1):

•	Initial full-year F2022 adjusted revenue(2) to be in the range of $203 million to $207 million; this equates to a full-year F2022 adjusted revenue growth of approximately 11% to 13% (3).

•	Initial full-year F2022 Adjusted EBITDA(4) margin , calculated on adjusted revenue, to be in the range of 18% to 20%.

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Notes:

1.

The Company does not provide a reconciliation of forward-looking non-IFRS financial measures to the most directly comparable IFRS financial measure because it is unable to predict certain items contained in the IFRS measures without unreasonable efforts.

2.	Adjusted revenue is a non-IFRS measure that excludes certain items included in IFRS revenue, such as deferred revenue write-downs and adjustments related to US GAAP to IFRS conversion.
3.

This initial adjusted revenue growth rate guidance for F2022 is based on an adjusted, pro forma F2021 combined company (Absolute and NetMotion) revenue of approximately $182 million. The preliminary adjusted pro forma F2021 revenue figure is based on NetMotion’s audited calendar 2020 financial statements and its unaudited financial statements for the six months ended June 30, 2021 together with Absolute’s audited financial statements for its year ended June 30, 2021, with certain adjustments for consistent presentation. This calculation and assumption does not include any adjustments for purchase accounting or GAAP to IFRS conversions. NetMotion’s financial statements have been prepared in accordance with U.S. GAAP and Absolute’s financial statements have been prepared in accordance with IFRS.

4.	Adjusted EBITDA is a non-IFRS measure. Refer to the “Use of non-IFRS measures and key metrics” section of the Q4 F2021 MD&A for further discussion of this measure.

The foregoing outlook and expectations constitute forward-looking statements and financial outlook and are qualified in their entirety by the “Forward-Looking Statements” cautionary statement below. The purpose of this financial outlook is to provide readers with disclosure regarding management’s current reasonable expectations and plans for F2022. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

Quarterly Dividend

On July 20, 2021, we declared a quarterly dividend of CAD$0.08 per share on our common shares, payable in cash on August 27, 2021 to shareholders of record at the close of business on August 11, 2021.

Quarterly Filings and Related Quarterly Financial Information

Management’s Discussion and Analysis (“MD&A”) and Consolidated Financial Statements and the notes thereto for the fiscal period ended June 30, 2021 can be obtained today from Absolute’s corporate website at www.absolute.com. The documents will also be available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additionally, the Company has published on the Investor Relations section of its website (www.absolute.com/company/investors/) a Q4 F2021 Earnings Presentation and a dashboard of Selected Operating and Financial Metrics.

The Company has also published its inaugural Corporate Social Responsibility Report, available at www.absolute.com/company/investors/.

Conference Call

Absolute Software will host a conference call to discuss its Q4 and full-year F2021 financial results on Tuesday, August 10, 2021 at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time). The call will be accessible by dialing 416-764-8650 or 1- 888-664-6383. A live audio webcast of the conference call will also be available via the Absolute Investor Relations website.

The conference call will be archived for replay until Tuesday, August 17, 2021. To access the archived conference call, please dial 416-764-8677 or 1-888-390-0541 and enter the reservation code 477824. An archived replay of the webcast will be available for 90 days.

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About Absolute Software

Absolute Software is a leader in next generation Endpoint Resilience solutions, delivering a unique security platform that unites the power of self-healing devices, applications and network connectivity. Absolute is the only endpoint security provider embedded in more than half a billion devices that offers a permanent digital connection to see, manage, secure and automatically heal every device, and provides deep insights into the health of devices, applications and network connections. We empower customers with the critical capabilities required in a zero-trust world – enabling them to achieve a secure employee experience, a more effective IT department and a more secure organization in the work from anywhere era. For the latest information, visit www.absolute.com and follow us on LinkedIn or Twitter.

©2021 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation in the United States and/or other countries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:

Investor Relations

Joo-Hun Kim, MKR Group

IR@absolute.com

212-868-6760

Media Relations

Becki Levine, Absolute Software

press@absolute.com

858-524-9443

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Use of non-IFRS measures and key metrics

Throughout this press release, we refer to a number of measures and metrics which we believe are meaningful in the assessment of the Company’s performance. Many of these measures and metrics do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are unlikely to be comparable to similarly titled measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results or cash flows from operations as determined in accordance with IFRS.

The purpose of these non-IFRS measures and key metrics is to provide supplemental information that may prove useful to readers who wish to consider the impact of certain non-cash or non-recurring items on the Company’s operating performance, and assist in comparison of our operating results over historical periods. Supplementing IFRS disclosures with non-IFRS measures outlined below provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. Management uses both IFRS and non-IFRS measures when planning, monitoring and evaluating the Company’s performance.

These measures and metrics are as follows.

a)	Total ARR, Net Dollar Retention, and New Logo ARR

As the majority of our customer contracts are sold under prepaid multi-year term licenses, there is typically a significant lag between the timing of the invoice and the associated revenue recognition. As a result, we focus on the annualized recurring value of all active contracts, measured by Annual Recurring Revenue (“ARR”), as an indicator of our future recurring revenues. ARR includes multi-year and short-term subscriptions for cloud-based services, as well as, managed professional services and professional services with terms greater than one year. Both multi-year contracts and contracts with terms less than one year are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by twelve. We believe that increases in the amount of New Logo ARR, and improvement in our Net Dollar Retention, will accelerate the growth of Total ARR and, in turn, our future revenues. We provide these metrics as they are used to manage the business, however we believe there is no similar measure under IFRS to which they would be reconciled.

Total ARR is a key metric and measures the aggregate annualized recurring revenues of all active contracts at the end of a reporting period, and therefore is an indicator of our future revenue streams. Total ARR will change over a period through the retention, attrition and expansion of existing customers and the acquisition of new customers.

Net Dollar Retention (previously “Net ARR Retention”) is a key metric and measures the percentage increase or decrease in Total ARR at the end of a year for customers that comprised Total ARR at the beginning of the year. This metric provides insight into the effectiveness of our activities to retain and expand the ARR of our existing customers.

New Logo ARR (previously “ARR from New Customers”) is a key metric and measures the addition to Total ARR from sales to new customers during a period.

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b)	Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

Adjusted EBITDA is defined as net income before interest income or expense, income taxes, depreciation and amortization, foreign exchange gains or losses, share-based compensation expense, restructuring or reorganization charges and post-retirement benefits, and non-recurring items.

We believe adjusted EBITDA provides a useful measure of the Company’s performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.

Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other IFRS financial measures. Some of the limitations of Adjusted EBITDA are that it excludes recurring expenses for interest payments, does not reflect the dilution that results from share-based compensation, and does not reflect the cost to replace amortized property and equipment and right-of-use assets. It may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

Reconciliation of Non-IFRS Measures: Adjusted EBITDA

The following table provides a reconciliation of net income to Adjusted EBITDA:

(USD millions)	Q4 F2021	Q4 F2020	F2021	F2020
Net income	$(3.0)	$2.2	$3.7	$10.6
Adjustments:
Depreciation and amortization(1)	1.4	1.4	5.7	5.4
Share-based compensation	2.4	3.1	10.5	6.7
Finance income, net	—	—	—	(0.4)
Interest on lease liability	0.1	0.1	0.6	0.6
Foreign exchange (gain) loss	0.1	—	0.7	(0.1)
Income tax (recovery) expense	(2.0)	1.2	0.6	4.6
Non-recurring items(2)	9.0	—	10.1	—

Adjusted EBITDA	$8.0	$8.0	$31.9	$27.4

(1)	Depreciation and amortization includes depreciation of property and equipment, and amortization of right-of-use assets.
(2)

Non-recurring items in Q4 F2021 includes $9.0 million of professional fees and other costs relating to the acquisition of NetMotion. Non-recurring items in F2021 includes $9.1 million of professional fees and other costs relating to the acquisition of NetMotion and $1.0 million relating to an accrued legal charge.

The Company does not provide a reconciliation of forward-looking non-IFRS financial measures to the most directly comparable IFRS financial measure because it is unable to predict certain items contained in the IFRS measures without unreasonable efforts.

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Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation: the information under the heading “F2022 Financial Outlook”, statements regarding the NetMotion acquisition, statements regarding Absolute’s market opportunity and ability to accelerate growth, and any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic and the NetMotion acquisition; projected revenues, expenses, margins, and profitability; anticipated strategic, operational, and financial benefits of the NetMotion acquisition; future trends, opportunities, challenges, and growth in Absolute’s industry; the impacts of the COVID-19 pandemic on Absolute’s business, operations, prospects, and financial results; Absolute’s ability to grow revenue by selling to new customers and increasing subscriptions with existing customers; Absolute’s ability to renew customers’ subscriptions; Absolute’s ability to maintain and enhance its competitive advantages within its industry and in certain markets; Absolute’s ability to remain compatible with existing and new operating systems; the maintenance and development of Absolute’s PC OEM and other partner networks; existing and new product functionality and suitability; Absolute’s product and research and development strategies and plans; increases to brand awareness and market penetration; foreign operations and growth; and other aspects of Absolute’s operations or operating results. Forward-looking statements, including the F2022 Financial Outlook, are provided as of the date hereof for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; Absolute will be able to successfully integrate NetMotion’s operations and realize the expected benefits to Absolute from the acquisition; the Absolute-NetMotion combined company’s financial profile will align with Absolute’s forecasts; Absolute will be able to implement its plans, forecasts, and other expectations with respect to the NetMotion acquisition and realize expected synergies; Absolute will be able to successfully manage the impacts of COVID-19 on its business, operations, prospects, and financial results; there will continue to be a trend toward mobile computing and remote working and/or distance learning, in the short, medium, and/or long-term, and resulting demand for Absolute’s solutions; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions efficiently and cost effectively; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; industry data and projections are accurate and reliable; Absolute will be able to adapt its technology to be compatible with changes to existing and new PC and other device operating systems; Absolute will be able to maintain and develop its PC OEM and other channel partner networks; Absolute’s current and future (if any) PC OEM partners will continue to permit embedding of its firmware technology and/or provide distribution and resale support; Absolute’s business development strategies and plans will be successful as currently expected; Absolute will be able to maintain or grow its sales to education customers; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; future financing will be available to Absolute on favourable terms, if and when required; Absolute will be in a financial position to issue dividends in the future; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property is and will be sufficient and its technology does not and will not materially infringe third-party intellectual property rights; Absolute will be able to obtain any necessary third-party licenses on favourable terms; Absolute will not become involved in material litigation or subject to material

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adverse judgments, damages awards, or regulatory sanctions; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its recent SEC registration and Nasdaq listing; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; and economic and market conditions (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as more particularly described in the “Risk and Uncertainties” section of Absolute’s Q4 F2021 MD&A: that Absolute may not be able to accurately predict its rate of growth and profitability; Absolute’s dependence on PC OEMs for embedding its firmware technology; Absolute’s reliance on its PC OEM and other distribution, resale, and other channels; risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to successfully integrate NetMotion’s operations; that Absolute may be unable implement its plans, forecasts, and other expectations for the NetMotion acquisition as anticipated, or at all, to realize the expected synergies from the NetMotion acquisition; that the Absolute-NetMotion combined company will not have the projected financial profile and will not experience the expected financial benefits; that the NetMotion acquisition and integration will disrupt Absolute’s business; that Absolute may be unable to attract new customers or maintain its existing customer base or grow or upgrade the services provided to these customers; that customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that Absolute’s business development activities will not advance and deliver the benefits as currently anticipated; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities, or defects; that Absolute could suffer security breaches impacting the data that Absolute processes and otherwise handles; other risks associated with data security, privacy controls, and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems, or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; risks associated with cyclical business impacts on Absolute; risks associated with the competition Absolute faces within its industry; that industry data and projections are inaccurate and unreliable; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating certain “open source” software; that Absolute may be unable to maintain technology licenses from third parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to Absolute’s recent SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute may be subject to litigation or other dispute resolution from time-to-time; that Absolute may become subject to material adverse judgments, damages awards, or regulatory sanctions; risks related to Absolute’s foreign operations; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions; risks related to Absolute’s reliance on its reseller and other partners for billings; that Absolute may reduce or eliminate its periodic dividend payments in the future; income tax related risks; that Absolute may not currently have or maintain adequate insurance coverages for the risks associated with its business; that Absolute may become subject to product liability claims; and risks related to economic and political uncertainty. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.

All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

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ABSOLUTE SOFTWARE CORPORATION

Consolidated Statements of Financial Position

June 30, 2021 and 2020

(Expressed in thousands of United States dollars) (Unaudited)

	June 30, 2021	June 30, 2020
Assets
Current assets:
Cash and cash equivalents	$140,166	$29,727
Short-term investments	360	17,350
Trade and other receivables	24,113	28,990
Income tax receivable	628	112
Prepaid expenses and other	5,802	2,542
Contract acquisition assets – current	8,253	7,501

	179,322	86,222
Property and equipment	4,629	5,563
Right-of-use assets	9,967	9,182
Deferred income tax assets	31,339	22,279
Contract acquisition assets	6,271	5,843
Goodwill	1,100	1,100

	$232,628	$130,189

Liabilities
Current liabilities:
Trade and other payables	$34,116	$20,129
Income tax payable	20	382
Lease liabilities – current	2,908	1,725
Deferred revenue – current	93,303	80,844

	130,347	103,080
Lease liabilities	8,960	8,411
Deferred revenue	66,879	61,760

	206,186	173,251
Shareholders’ Deficiency
Share capital	151,521	81,890
Equity reserve	46,489	38,524
Treasury shares	(264)	(264)
Accumulated other comprehensive income	188	—
Deficit	(171,492)	(163,212)

	26,442	(43,062)

	$232,628	$130,189

ABSOLUTE SOFTWARE CORPORATION

Consolidated Statements of Operations and Comprehensive Income

Year ended June 30, 2021 and 2020

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

(Unaudited)

	Three months ended June 30,		Years ended June 30,
	2021	2020(1)	2021	2020(1)
Revenue	$31,777	$27,159	$120,784	$104,671
Cost of revenue	4,480	3,188	15,869	13,090

Gross margin	27,297	23,971	104,915	91,581
Operating expenses
Sales and marketing	11,812	9,712	45,584	40,207
Research and development	5,935	5,745	23,264	19,441
General and administration	14,423	4,982	30,438	16,667

	32,170	20,439	99,286	76,315

Operating income (loss)	(4,873)	3,532	5,629	15,266
Other (expense) income
Finance (expense) income, net	(38)	43	(30)	395
Interest expense – lease liability	(116)	(135)	(552)	(619)
Foreign exchange (loss) gain	(103)	(18)	(690)	200

	(257)	(110)	(1,272)	(24)

Net income (loss) before income taxes	(5,130)	3,422	4,357	15,242
Income tax recovery (expense)	2,124	(1,207)	(625)	(4,607)

Net income (loss)	$(3,006)	$2,215	$3,732	$10,635

Unrealized gain (loss) on derivatives, net of tax	(273)	248	188	—

Net income (loss) and total comprehensive income	$(3,279)	$2,463	$3,920	$10,635

Basic net income (loss) per common share	$(0.06)	$0.05	$0.08	$0.25

Diluted net income (loss) per common share	$(0.06)	$0.05	$0.07	$0.24

Weighted average number of common shares outstanding
Basic	49,533,517	42,511,804	47,131,785	42,137,720
Diluted	49,533,517	45,228,520	49,916,511	44,746,451

(1)

Share-based compensation expense was previously presented as a separate line item in the Company’s Consolidated Statement of Operations and Comprehensive Income. For the year ended June 30, 2021, the Company includes share-based compensation expense under the respective caption in its financial statements where compensation paid to the employees is recorded. Amounts in the comparative period were corrected to conform to the current period presentation of expenses by function.

ABSOLUTE SOFTWARE CORPORATION

Consolidated Statements of Changes in Shareholders’ Deficiency

Year ended June 30, 2021 and 2020

(Expressed in thousands of United States dollars, except number of shares) (Unaudited)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income	Deficit	Total
Balance, June 30, 2019	41,645,552	$76,778	$36,745	$(360)	$—	$(163,779)	$(50,616)
Shares issued on stock option exercise	286,268	2,062	(416)	—	—	—	1,646
Shares issued under Employee Share Purchase Plan	72,023	369	—	—	—	—	369
Shares issued under Performance and Restricted Share Unit plan (“PRSU”)	540,352	2,697	(2,795)	96	—	—	(2)
Shares repurchased and cancelled under the Normal Course Issuer Bid	(8,700)	(16)	—	—	—	(33)	(49)
Share-based compensation	—	—	4,990	—	—	—	4,990
Cash dividends	—	—	—	—	—	(10,035)	(10,035)
Net income	—	—	—	—	—	10,635	10,635

Balance, June 30, 2020	42,535,495	$81,890	$38,524	$(264)	$—	$(163,212)	$(43,062)
Shares issued for cash	6,272,727	69,000	—	—	—	—	69,000
Share issuance cost	—	(4,228)	—	—	—	—	(4,228)
Shares issued on stock option exercise	106,844	805	(149)	—	—	—	656
Shares issued under Employee Stock Ownership Plan	68,089	512	—	—	—	—	512
Shares issued under PRSU	590,674	3,542	(4,781)	—	—	—	(1,239)
Share-based compensation	—	—	8,539	—	—	—	8,539
Cash dividends	—	—	—	—	—	(12,012)	(12,012)
Unrealized gain on derivatives, net	—	—	—	—	188	—	188
Tax deduction on share-based compensation	—	—	4,356	—	—	—	4,356
Net income	—	—	—	—	—	3,732	3,732

Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442

ABSOLUTE SOFTWARE CORPORATION

Notes to the Consolidated Financial Statements

Years ended June 30, 2021 and 2020

(Tabular amounts in thousands of United States dollars) (Unaudited)

	Three months ended June 30,		Years ended June 30,
	2021	2020	2021	2020
Cash from (used in):
Operating activities:
Net income	$(3,006)	$2,215	$3,732	$10,635
Items not involving cash:
Depreciation of property and equipment	740	869	3,220	3,385
Amortization of right-of-use assets	727	467	2,486	1,930
Amortization of contract acquisition assets	2,912	2,220	10,980	8,594
Share-based compensation	2,406	3,137	10,359	6,772
Deferred income taxes	(4,307)	172	(4,444)	80
Current income taxes	765	—	765	—
Gain on early termination of operating lease	(26)	—	(26)	—
Interest	117	—	515	—
Unrealized gain on short-term investments	—	(24)	—	(278)
Unrealized foreign exchange loss (gain)	90	52	654	(297)
Change in non-cash working capital:
Trade and other receivables	1,308	(11,405)	4,877	(6,796)
Income tax receivable	175	327	(516)	596
Prepaid expenses and other	(279)	(221)	(1,692)	547
Contract acquisition assets	(3,018)	(4,968)	(12,159)	(10,032)
Trade and other payables	9,348	3,409	10,869	1,276
Income tax payable	—	326	(363)	368
Deferred revenue	3,491	14,994	17,579	8,175

Cash from operating activities	11,443	11,570	46,836	24,955
Investing activities:
Purchase of property and equipment	39	(631)	(2,834)	(3,856)
Lease incentive received	—	—	68	—
Proceeds from maturities of short-term investments	—	8,483	17,027	42,913
Purchase of short-term investments	—	(7,841)	—	(42,877)

Cash from (used in) investing activities:	39	11	14,261	(3,820)
Financing activities:
Dividends paid	(3,280)	(2,466)	(12,012)	(10,035)
Proceeds from public offering	—	—	69,000	—
Share issuance costs	175	—	(5,323)	—
Proceeds from exercise of stock options	12	162	656	1,646
Proceeds from Employee Stock Ownership Plan	208	167	950	444
Tax remittances on share-based compensation	—	—	(1,239)	—
Repurchase of common shares for cancellation	—	—	—	(49)
Payment of lease liabilities	(787)	(452)	(2,788)	(1,732)

Cash from (used in) financing activities:	(3,672)	(2,589)	49,244	(9,726)
Foreign exchange effect on cash	(14)	(159)	98	(373)

Increase in cash and cash equivalents	7,796	8,833	110,439	11,036
Cash and cash equivalents, beginning of period	132,370	20,894	29,727	18,691

Cash and cash equivalents, end of period	$140,166	$29,727	$140,166	$29,727